

December 3, 2014

Via Mail
Dishan Guo
Chief Executive Officer
China Internet Café Holdings Group, Inc.
#1707, Block A, Genzon Times Square,
Longcheng Blvd, Centre City, Longgang District
Shenzhen Guangdong Province,
People's Republic of China 518172

> **Re:** **China Internet Café Holdings Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 26, 2014**
> **File No. 000-52832**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure on page 8 that "[you] will seek to grow by business expansion" and on page 29 that "[i]n order to meet the basic requirements of a national internet chain license, the Company's primary objective is to acquire and open at least 20 internet cafes in two provinces other than Guangdong province…[t]he Company believes a national license is imperative for the development of a national market." Please provide additional analysis concerning the timing and financing of your expected business expansions. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

<u>Signatures</u>

2. In future filings, pursuant to General Instruction D(2)(a) of Form 10-K, please include the signature of the controller or person who is serving in the role of principal accounting officer. In this regard, we note that you only included the signature of the principal executive officer and principal financial officer in the second signature block.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director